FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336-01

For the month of December 2009.

NIPPONKOA Insurance Company, Limited

(Translation of registrant’s name into English)

7-3, Kasumigaseki 3-chome

Chiyoda-ku, Tokyo 100-8965

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

[Translation in English]

1.	Notice of Resolutions Adopted at the Extraordinary Shareholders’ Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPONKOA Insurance Company, Limited

Date: December 30, 2009

	By:	/S/ TAKASHI MIWA
Takashi Miwa
General Manager of General Affairs Dept.

NIPPONKOA Insurance Co., Ltd.

7-3, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo 100-8965, Japan

December 30, 2009

Dear Shareholders:

We are pleased to inform you that the following reports were made and resolutions adopted at the Extraordinary Shareholders’ Meeting held today. We sincerely apologize for any inconvenience which have been caused to our shareholders by our abrupt change in the date of the shareholders meeting from the original date to today.

Sincerely,

Makoto Hyodo
President and Chief Executive Officer

Notice of Resolutions Adopted at the Extraordinary Shareholders’ Meeting

Items to be resolved

Company Proposals—Item 1 and Item 2

Item 1:	Approval of the Share Exchange Plan between the Company and Sompo Japan Insurance Inc.

This proposal was approved and passed as originally proposed.

Item 2:	Partial Amendments to the Articles of Incorporation

This proposal was approved and passed as originally proposed.

The resolution in relation to this proposal will become effective on March 31, 2010, on the premise that the Share Exchange Plan which was approved in the Item 1 has not lost its validity by the date one day prior to March 31, 2010 and that the Share Exchange has not been suspended.

Details of amendments are as provided below:

(Amendments are underlined.)

Former Articles of Incorporation	Amended Articles of Incorporation
Article 12. (Convocation and Record Date for the Ordinary Shareholders Meeting)	Article 12. (Convocation)
1. The ordinary shareholders meeting of the Company shall be convened within four (4) months from April 1 of each year, and an extraordinary shareholders meeting may be convened whenever necessary.	1. The ordinary shareholders meeting of the Company shall be convened within four (4) months from April 1 of each year, and an extraordinary shareholders meeting may be convened whenever necessary.

2. The record date for voting rights at an ordinary shareholders meeting of the Company shall be March 31 of each year.	(Deleted)

Note:	The Company plans to pay a dividend on retained earnings for the Company’s 66th business term (from April 1, 2009 through March 31, 2010) (year-end distribution) to the shareholders and registered pledgees recorded on the latest shareholders register as of March 31, 2010.

(Reference)

Disposition of a shareholder proposal (Item 3)

Item 3	Dismissal of Four Directors—Makoto Hyodo, Masaya Futamiya, Yuichi Yamaguchi, and Kazuo Hashimoto

Since this proposal was subject to rejection of Item 1 (Approval of the Share Exchange Plan between the Company and Sompo Japan Insurance Inc), and because Item 1 was approved and passed at the Extraordinary Shareholders’ Meeting, this proposal was not addressed.

END